

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 27, 2010

Via U.S. mail and facsimile

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th floor
Stamford, Connecticut 06902

      RE: Form 10-K for the year ended December 31, 2008
              Form 10-Q for the period ended September 30, 2009
                 File No. 1-32959

Dear Mr. Inglese:

      We have reviewed your response letter dated January 13, 2010 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Note 1. Summary of Significant Accounting Policies

Maintenance Payments, page F-10

2. We note your response to prior comment 8. FSP No. AUG AIR-1 addresses the accounting for planned major maintenance activities. Given that these costs are related to major maintenance events, it remains unclear how you determined this accounting guidance does not apply. Please further advise.

3. Please provide us with a comprehensive explanation as to how you account for your obligation under leases to pay for a portion of the cost of lessee's major maintenance events by addressing the following:
    * Please tell us how you estimate the amount of your liability for such costs to be paid to the lessee at lease inception;
    * Your disclosures indicate that you record a liability upon lease inception. Please tell us the specific line items that are impacted upon lease inception related to this obligation; and
    * Paragraph 3 of FSP No. AUG AIR-1 states that the accrue-in-advance method of accounting for planned major maintenance activities results in the recognition of liabilities that do not meet the definition of a liability in FASB Concepts Statement No. 6 because it causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. The fact that an entity may incur future maintenance costs to improve the operating efficiency of an asset, comply with regulatory operating guidelines, or extend the useful life of the asset does not embody a present duty or responsibility of the entity prior to the obligating transaction or event. Please tell us what consideration you gave to this guidance in determining that you should record a liability upon lease inception. In this regard, it appears that the obligation may not be incurred until the actual major maintenance events occur.

Exhibits 32.1 and 32.2

4. We note your response to prior comment 14. We continue to believe that the Form 10-K should be filed in its entirety when providing corrected certifications. Please refile your full Form 10-K as an amendment with the corrected Section 906 certifications attached and new Section 302 certifications. Please note that the revised certifications should refer to the Form 10-K/A and be currently dated.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                               Sincerely,

                               Rufus Decker
                               Accounting Branch Chief